SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

ADOLOR CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

00724X 10 2 (CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the one pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00724X 10 2	13G	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. Of Above Person MPM Capital L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 380,481 (1) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 380,481 (1) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,481 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%

12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 00724X 10 2	13G	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. Of Above Person MPM BioVentures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 380,481 (1) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 380,481 (1) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,481 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%

12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 00724X 10 2	13G	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. Of Above Person MPM BioVentures II-QP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 380,481 (1) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 380,481 (1) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,481 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%

12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 00724X 10 2	13G	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. Of Above Person MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 380,481 (1) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 380,481 (1) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,481 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%

12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 00724X 10 2	13G	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. Of Above Person MPM Asset Management II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 380,481 (1) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 380,481 (1) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,481 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%

12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 00724X 10 2	13G	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. Of Above Person MPM Asset Management II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 380,481 (1) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 380,481 (1) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,481 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%

12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 00724X 10 2	13G	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. Of Above Person MPM Asset Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 380,481 (1) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 380,481 (1) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,481 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%

12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 00724X 10 2	13G	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. Of Above Person Medical Portfolio Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 380,481 (1) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 380,481 (1) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,481 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%

12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 00724X 10 2	13G	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. Of Above Person MPM Asset Management Investors 2000 B LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 380,481 (1) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 380,481 (1) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,481 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%

12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

STATEMENT ON SCHEDULE 13G

Item 1(a).	Name of Issuer:

Adolor Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

371 Phoenixville Pike, Malvern, PA 19355

Item 2(a).	Names of Person Filing:

MPM Capital L.P.
MPM BioVentures II, LP
BAB BioVentures II-QP, LP
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG
MPM Asset Management II, L.P.
MPM Asset Management II LLC
MPM Asset Management LLC
Medical Portfolio Management, LLC
MPM Asset Management 2000 B, LLC

Item 2(b).	Business Mailing Address for the Person Filing:

c/o MPM Capital L.P.
111 Huntington Avenue, 31st floor
Boston, MA 02199

Item 2(c).	Citizenship:

All entities were organized in Delaware, except MPM BioVentures GmbH & Co Parallel-Beteiligungs KG which was organized in Germany.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

00724X 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4. Ownership:

(a) Amount Beneficially Owned:

380,481 (1)

(b) Percent of Class Owned:

1.2%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

380,481 shares of Common Stock (1)

(ii) shared power to vote or to direct the vote:

None

(iii) sole power to dispose or to direct the disposition of:

380,481 shares of Common Stock (1)

(iv) shared power to dispose or to direct the disposition of:

None

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8. Identification and Classification of Members of the Group:

Not Applicable

Item 9. Notice of Dissolution of Group:

Not Applicable

Item 10. Certification:

Not Applicable

(1)	Includes shares held through interests in MPM Capital L.P. (“MPM Capital”) and in entities directly or indirectly controlled by it. MPM Capital is a direct or indirect parent and or a control person of MPM Asset Management LLC and funds managed or advised by it and the general partners of such funds. Also includes shares held through interests in Medical Portfolio Management LLC, the general partner of MPM Capital. Among the shares included, 28,241 shares are held by MPM BioVentures II, L.P.; 256,153 shares are held by MPM BioVentures II-QP, L.P.; 90,189 shares are held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG; and 5,898 shares are held by MPM Asset Management Investors 2000 B LLC. Each reporting person herein disclaims beneficial ownership of shares not directly held by such reporting person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004

MPM CAPITAL L.P.		MPM BIOVENTURES II, L.P.

By:	Medical Portfolio Management LLC,	By:	MPM Asset Management II, L.P.,
	its General Partner		its General Partner

By:	/s/ Luke B. Evnin	By:	MPM Asset Management II LLC, its General Partner
Name: Luke B. Evnin
Title: Manager
		By:	/s/ Luke B. Evnin
Name: Luke B. Evnin
Title: Manager

MPM BIOVENTURES II-QP, L.P.		MPM ASSET MANAGEMENT II, L.P.

By:	MPM Asset Management II, L.P.,	By:	MPM Asset Management II LLC,
	its General Partner		its General Partner

By:	MPM Asset Management II LLC, its General Partner	By:	/s/ Luke B. Evnin
Name: Luke B. Evnin
Title: Manager
By:	/s/ Luke B. Evnin
Name: Luke B. Evnin
Title: Manager

MPM CAPITAL GMBH. & CO. PARALLEL-BETEILIGUNGS KG		MPM ASSET MANAGEMENT II LLC

By:	MPM Asset Management II LP, in its capacity as the Special Limited Partner	By:	/s/ Luke B. Evnin
Name: Luke B. Evnin
Title: Manager
By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke B. Evnin
Name: Luke B. Evnin
Title: Manager

MPM ASSET MANAGEMENT, LLC		MEDICAL PORTFOLIO MANAGEMENT, LLC

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin
	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM ASSET MANAGEMENT 2000 B LLC

By:	/s/ Luke B. Evnin
Name: Luke B. Evnin
Title: Manager

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Adolor Corporation and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 11 day of February, 2004.

MPM CAPITAL L.P.		MPM BIOVENTURES II, L.P.

By:	Medical Portfolio Management LLC,	By:	MPM Asset Management II, L.P.,
	its General Partner		its General Partner
		By:	MPM Asset Management II LLC,
By:	/s/ Luke B. Evnin		its General Partner
Name: Luke B. Evnin
	Title: Manager	By:	/s/ Luke B. Evnin
Name: Luke B. Evnin
Title: Manager

MPM BIOVENTURES II-QP, L.P.		MPM CAPITAL GMBH. & CO. PARALLEL-BETEILIGUNGS KG

By:	MPM Asset Management II, L.P.,	By:	MPM Asset Management II LP, in its capacity as the
	its General Partner		Special Limited Partner
By:	MPM Asset Management II LLC,	By:	MPM Asset Management II LLC, its General Partner
its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin
	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM ASSET MANAGEMENT II LLC		MPM ASSET MANAGEMENT, LLC

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin
	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MEDICAL PORTFOLIO MANAGEMENT, LLC		MPM ASSET MANAGEMENT 2000 B LLC

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin
	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager